London, February 17, 2016 Pioneering towards the digital frontier

Agenda

- 2:00pm **Introduction:** Bart Morselt – Group Director & Head of IR
- 2:10pm **2015 key achievements :** Jean-Yves Charlier – Chief Executive Officer
- 2:20pm **Group FY2015 results:** Andrew Davies – Chief Financial Officer
- 3:00pm **The vision & World class operations:** Jean-Yves Charlier – Chief Executive Officer
- 3:20pm **New revenue streams & Digital leadership (customer interaction):** Christopher Schlaeffer – Chief Digital Officer
- 3:50pm **Q&A (30') + Coffee and tea break (20')**
- 4:40pm **Digital leadership (digital enablement) & Portfolio and asset optimization:** Yogesh Malik –Chief Technology Officer
- 5:10pm **Performance transformation:** Alexander Matuschka – Chief Performance Officer
- 5:40pm **Structural improvements:** Andrew Davies – Chief Financial Officer

  FY2016 outlook: Andrew Davies – Chief Financial Officer
- 6:00pm **Q&A + Refreshments**



Structural Improvements
World Class Operations
New Revenu Streams
Digital Leadership
Portfolio and Asset Optimization
Performance Transformation

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Disclaimer These presentations contain “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company’s anticipated performance and stated performance targets for future years; future market developments and trends; future operational and network development and network investment; and the Company’s strategic priorities, including with respect to, among other things, new revenue streams and digital leadership, and its planned performance transformation. The forward-looking statements included in these presentations are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of: continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; and government investigations or other regulatory actions and/or litigation with third parties (including with respect to the investigations by, and our prospective settlements with, the U.S. Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice, and the Dutch Public Prosecution Service (Openbaar Ministerie)). Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in these presentations, or to make corrections to reflect future events or developments.

Key achievements in 2015 London, February 17, 2016 Chief Executive Officer VimpelCom Jean-Yves Charlier

VimpelCom has delivered on its 2015 targets despite a difficult backdrop of currency devaluations and economic challenges Progress visible against USD 750 million cash flow improvement 2015 financial results in line with expectations New strategic framework launched in 2015 to reinvent VimpelCom into a digital operator

2015 Key achievements

- Refinancing for USD 5 billion
- Reduction in interest costs by ~200 million
- Algeria transaction completed
- Prospective settlement with SEC, DOJ, OM

- Set-up of performance transformation team across the footprint
- Focus on simplification, digitalization and globalization of operations
- Reduction in 2015 Capex/Revenues ratio by ~3 p.p. to 18.2%

- Italian towers sale
- Joint Venture with Hutchison in Italy
- Merger with Warid in Pakistan
- Russian network sharing (MTS, Megafon) strategic initiatives
- Zimbabwe sale agreement



Structural Improvements
World Class Operations
New Revenu Streams
Digital Leadership
Portfolio and Asset Optimization
Performance Transformation

- Implementing a global operating model
- Strengthened the management team
- Focus on NPS with leadership position in 7 countries

- Data revenue growth 24% YoY in FY15
- Strong focus on developing the device portfolio and monobrand footprint
- Dedicated B2B division to focus on the enterprise segment
- Leverage the fixed broadband operations in 5 countries with 3.4 million customers

- Mobile financial services revenue more than doubled YoY in FY15
- London Digital division announced
- Investment in new customer engagement platform and new digital IT stack launched

~40% of USD 750 million cash flow improvement target already delivered in 2015

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2015 Currency devaluation and economic turmoil remain challenging in emerging markets Forex impact Reported total revenue 2014 -11% -14% USD 13.4 billion Organic total revenue -3% -30% -29% USD 9.6 billion +0.6% Against this backdrop, 2015 revenue stabilized, on an organic basis

Group results FY15 - overview 1 Organic revenue change is non-GAAP financial measure that excludes the effect of foreign currency translation and certain items such as liquidations and disposals 2 Underlying EBITDA margin excludes in 2014 nonrecurring items of USD 65 million, mainly related to the Algeria transaction (USD 50 million); in 2015, it excludes USD 1,069 million, which mainly consists of provisions for investigations (related to SEC/DOJ/OM) of USD 900 million and transformation costs of USD 156 million -2.8 p.p. +2.0 p.p. Service revenue and Total revenue YoY organic1 development Underlying2 EBITDA Margin development Capex/revenue development OCF Margin = (Underlying EBITDA2 – CAPEX)/revenue Service revenue Total revenue

2015 key targets delivered

	Targets 2015[1]		Actual[1]
Service Revenue	Flat to low single digit decline YoY	✓	-0.2%
EBITDA Margin[2]	Flat to minus one p.p. YoY	✓	40.8% (from 41.6% in 2014)
CAPEX / Revenue	18-20%	✓	18.2%
Leverage (Net Debt / EBITDA)	~1.6x	✓	1.4x

[1] Key targets for 2015 assumed constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes and no transformation costs; targets are also adjusted for Italy classified as asset held for sale

[2] EBITDA Margin at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions and related accounting, other one-off charges, transformation costs

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2015 Results London, February 17, 2016 Chief Financial Officer Andrew Davies

2015 group service revenue …organic revenue stabilizing 1 Organic growth excludes CAR and Burundi contribution in service revenue for 2014, due to disposal in October 2014 -29.5% Reported revenue decline… -0.2% 1 1 USD MILLION

4Q15 group service revenue …organic revenue stabilizing -25.0% Reported revenue decline… -0.8% USD MILLION

…underlying2 EBITDA broadly stable organically 1 Mainly related to Algeria transaction (USD 50 million) 2 Excluding USD 1,069 million, which mainly consists of provisions for investigations (related to SEC/DOJ/OM) of USD 900 million and transformation costs of USD 156 million -2,703 Reported EBITDA decline… 2 EBITDA 2015 FOREX Other & HQ Eurasia Emerging markets Russia EBITDA 2014 5,560 (13) 34 36 (94) -0.6% Underlying organic EBITDA 2015 5,587 Exceptionals 2 (1,069) 2,857 (1,662) 5,560 2,857 65 Underlying EBITDA 2014 5,625 Exceptionals and disposals 1 5,625 1 2015 group EBITDA USD MILLION

4Q15 group EBITDA …underlying2 EBITDA increasing organically 1 Mainly related to Algeria transaction closing (USD 50 million) and other exceptional items in 4Q14 2 Related to transformation costs of USD 112 million, legal costs on Uzbekistan investigation of USD 11 million and net of others net positive items for USD 18 million -281 Reported EBITDA decline… 2 EBITDA 4Q15 FOREX Other & HQ Eurasia Emerging markets Russia EBITDA 4Q14 1,074 11 43 23 (17) +5.3% Underlying organic EBITDA 4Q15 1,210 Exceptionals 2 (105) (313) 1,074 793 77 Underlying EBITDA 4Q14 1,151 Exceptionals1 1,151 1 793 USD MILLION

2015 EBITDA exceptional items FY15 Exceptional items breakdown (USD million) 4Q15 Exceptional items breakdown (USD million) 1,069 105

Russia: continued operational improvements Improved quality of the customer base, NPS gap vs #1 (among big 3) further reduced Customer base grew YoY for fifth consecutive quarter Churn decreased 12 pp YoY to 51% Total service revenue decreased 4% YoY Slight increase in mobile service revenue YoY, while fixed-line service revenue declined 21% YoY, mainly due to B2B voice Good growth in mobile data revenue, up 16% YoY Underlying EBITDA stable YoY, excluding the negative effect of the weakening ruble RUB BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile Fixed-line 1 4Q15 EBITDA positively impacted by a one-off of RUB 2.2 billion related to site rental capitalization but partially offset by a provision of RUB 1.3 billion related to transformation costs -3.9% YoY +4.5% YoY -0.5% YoY -3% (underlying)1 +13% YoY

Algeria: transformation program ongoing Transformation program ongoing, however market remains challenging with aggressive price competition Service revenue declined YoY due to high-value customer churn and ARPU erosion Remained strong leader in NPS Data revenue doubled YoY EBITDA Margin robust at 54.3% due to Favorable change in interconnect rates Impact of performance transformation program CAPEX increased due to further expansion of 3G to new regions DZD BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) -7% YoY -3.9% YoY +39% YoY +11% (underlying)1 +5.5% YoY Mobile 1 4Q15 EBITDA negatively impacted by a one-off of DZD 1.3 billion related to transformation costs 4Q14 EBITDA negatively impacted by a one-off of DZD 4.3 billion related to Algeria closing transaction

Pakistan: continued revenue and EBITDA growth Mobile customers declined due to market SIM verification process (underlying customer base +3% YoY) Successful launch of co-branded handsets and smartphones Strong data revenue increase of 79% YoY and MFS revenue increase of 72% - MFS now 3% of service revenue EBITDA margin >40% for three consecutive quarters CAPEX decreased due to the completion of 2G modernization program at the end of 2014, with a substantial improvement in network and service quality PKR BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) +4.2% YoY -5.9% YoY +8% YoY +10% YoY (underlying1) -21% YoY Mobile 1 4Q15 EBITDA negatively impacted by a one-off of PKR 0.2 billion related to transformation costs

Bangladesh: continued strong performance Customer growth 5% YoY driven by attractive simple tariff offering Strong lead in NPS due to strengthened network and attractive data offers Ongoing strong growth in data revenue at 65% YoY Robust underlying EBITDA Margin at 48%, excluding performance transformation costs and movements in provisions BDT BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) +5.7% YoY +4.9% YoY -14.1% YoY +24% YoY (underlying1) -28.6% YoY Mobile 1 4Q15 EBITDA negatively impacted by a one-off of BDT 1.8 billion related to transformation costs

Ukraine: robust results supported by successful 3G launch Market leadership continues to strengthen, despite challenging macro-economic environment Successful 3G launch with most extensive national coverage Mobile data revenue growth of 75% YoY Solid mobile service revenue growth driven by higher interconnect revenue and 3G launch UAH BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile Fixed-line +12.1% YoY -3.1% YoY +30.2% YoY +23% YoY (underlying)1 +57 % YoY 1 4Q14 EBITDA negatively impacted by a one-off of UAH 72 million related to non-recoverable VAT expenses

Italy: ongoing sequential improvement Further YoY improvement in mobile service revenue trend Mobile ARPU stable, confirming the trend seen throughout 2015 Double digit mobile data revenue with data customers growing 14% YoY Fixed broadband customer base grew +3% YoY with dual play customer up 7% YoY 4G/LTE population coverage now at 56% EC competition authority formally notified on February 5, 2016 EUR MILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile Fixed-line -3.3% YoY -2.2% YoY +5.3% YoY +0.9% YoY (underlying)1 -3.5% YoY 1 4Q15 EBITDA negative impact by approximately EUR 12 million related to tower transaction and restructuring costs of approximately EUR 19 million 4Q14 EBITDA negative impact of approximately EUR 50 million related to settlements accounted in 3Q14 but commercially related to 4Q14

2015 income statement Due to local currencies depreciation of USD 1,662 million and exceptional items of USD 1,069 million in 2015 and USD 65 million in 2014 Lower impairment charges in 2015 and accelerated depreciation in Pakistan due to network equipment swap Significantly lower financial expenses as a result of successful refinancing activities in 2014 and 2015 Improving YoY, mainly due to significantly lower financial expenses as a result of the refinancing of WIND Italy and gain from tower transaction USD million FY15 FY14 YoY Organic YoY Revenue 9,625 13,517 (29%) +0.6% Service Revenue 9,332 13,231 (29%) (0.2%) EBITDA underlying 3,926 5,625 (30%) (0.6%) EBITDA reported 2,857 5,560 (49%) (18.3%) D&A, impairments and other (2,350) (3,687) (36%) - o/w impairments (245) (976) n.m. EBIT 506 1,873 (73%) Net financial expenses (777) (1,025) (24%) FOREX and Other (343) (472) (27%) Profit/(loss) before tax (613) 375 n.m. Tax (238) (599) (60%) Loss for the period (851) (223) n.m. Profit / (loss) from discontinued operations 263 (679) n.m. Non-controlling interest (103) 256 n.m. Net loss (691) (647) Sale of 51% in OTA in Algeria Due to a decrease in provision for future withholding taxes on intercompany dividends

FY15 net debt evolution 1 In 2014 (excluding Italy) EBITDA was adjusted to exclude USD 65 million of exceptional items and disposals, o/w USD 50 million related to Algeria transaction; in 2015, exceptional items totaled USD 1,069 million and mainly consisted of provisions for investigations (related to SEC/DOJ/OM) of USD 900 million and transformation costs of USD 156 million 2 Capex including licenses Net Debt EBITDA1 1.2x 1.4x 2.5x 2

Vision & World class operations London, February 17, 2016 Chief Executive Officer VimpelCom Jean-Yves Charlier

Vision To be a pioneer, working at the frontier to unlock new opportunities for customers as they navigate the digital world

Next generation operating model B World class operations Creating a superior customer experience A Strengthened management team C

Strong Net Promoter Score and market positions 2015 Mobile customers market position (share)1 1 Company estimates based on public information; data as of September 2015, only Bangladesh as per December 2015 2 Market share positions assume Italian and Pakistan transactions closing; Bangladesh assumes the closing of Robi-Airtel transaction Note: Georgia, Kyrgyzstan and Tajikistan excluded as no reliable competitive data available NPS leader Algeria, Bangladesh, Italy, Ukraine, Kyrgyzstan NPS co-leader Armenia, Uzbekistan Developing a #1 or a strong #2 market share position, leveraging on customer experience 7 Countries A #1 #2 #3 Russia Bangladesh2 Kazakhstan Armenia Algeria Pakistan2 Ukraine Uzbekistan Italy2

Next-generation operating model Shared service centers Centers of excellence Managed services Lean HQ Simplification Digitalization Globalization Contact centers B

Strengthened management team


Group Executive Committee
Andrew Davies
Chief Financial Officer
Jon Eddy
Emerging Markets CEO
Scott Dresser
General Counsel
Mikhail Gerchuk
Eurasia CEO
Jeremy Roffe-Vidal
Chief Human Resources Officer
Maximo Ibarra
Italy CEO
Rozzyn Boy
Chief Communications and Brand Officer
Jean-Yves Charlier
Chief Executive Officer
Enrique Aznar
Chief Compliance Officer
Mikhail Slobodin
Russia CEO
Alexander Matuschka
Chief Performance Officer
Anton Kudryashov
Chief Business Development and Portfolio Officer
Christopher Schlaeffer
Chief Digital Officer
Dr. Stephen Collins
Chief Corporate and Regulatory Affairs Officer
Yogesh Malik
Chief Technology Officer
= speaking today
= < 2 years at VimpelCom

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New revenue streams and digital leadership London, February 17, 2016 Chief Digital Officer Christopher Schlaeffer $ $ $ $

New revenues streams and digital leadership – three core elements Top line turnaround and service revenue market share growth Revenue acceleration Creating a digital pure play engagement model Digital engagement model Introducing new digital products and services Digital products and services

Revenue acceleration program to focus on four core areas Fixed broadband Voice / messaging B2B Data Revenue acceleration program Increase share of wallet Unlock opportunities Realize full potential Capture the household Leading in customer experience

Voice/messaging – increase share of wallet Upgrade pricing and tariff portfolio to increase share of usage and improve quality of customer base More granular and dynamic customer segmentation for dynamic relevance Use of machine learning to derive insights and drive value (upsell, churn reduction) Customer segmentation Smart pricing and portfolio simplification Customer base management Advanced Analytics Grow revenue market share through increasing share of wallet

Data – realize full potential Ensure well-balanced device portfolio Outperform data revenue market Increase distribution presence and control Stimulate data usage via customer engagement app and OTT Integrate mobile data in group pricing strategy

Fixed broadband – capture the household Smartly expand fixed footprint, leveraging large mobile customer base and existing backbone 2P 3P 4P ‘xP’ Progressively expand our fixed value proposition targeting households

B2B – unlock opportunities

Ambition to become one of VimpelCom' major growth engines, delivering recognized global B2B ICT services for Large Enterprise, SME and SoHo

Key goals

- Strengthening our mobile and fixed core businesses
- Extending our offering
- Delivering best quality

Growth levers

- Untapped customer segments
- Mobile churn reduction
- Mobile up-sell and data monetization
- Fixed-mobile convergence
- Value added services

Key enablers

- Dedicated B2B BU and CoE
- Results-Delivery-Office
- NPS tracking
- Tailored GTM and customer seg.
- Unified practices and processes
- Digital transformation

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User behavior

The total tech and media attention up for grabs is enormous: more than half the waking day is spent on tech and media

Average employed adult daily behavior, U.S., 2014, hours: minutes



TOTAL: 31 HOURS 28 MINUTES
Sleep
7:06
Media & consumer tech activity (video, audio, social media, gaming, reading)
11:05
Other non-working activity (Cooking, housework & shopping, personal & household care, leisure fitness, community & other activities, eating & drinking)
7:13
Work & education
6:04

Sources: Bureau of Labor Statistics, The Telegraph, Edison Research, We Are Social, eMarketer, Nielsen, National Sleep Foundation, Deloitte, SNL Kagan, Sandvine, Ipsos, comScore, Global Web Index, OECD, Activate analysis. Behaviors averaged over 7 days. Related travel time is included within timing reported for daily activities.

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Sources: Edison, eMarketer, Nielsen, Sandvine, US Media Consulting, Cisco, Experientia, Media UK, Global Web Index, Secom, Ofcom, GroupM, Activate analysis 11h05m USA 8h44m UK 5h25m CHINA 4h40m JAPAN 10h34m BRAZIL Video Audio Social media These behaviors dominate people’s attention worldwide

Digital Strategy VimpelCom’s digital strategy will be built from the Customer Experience outwards

Digital engagement model Full digitization of the customer journey allows a drastic simplification of the service model, while offering the convenience of 24/7 digital services

New digital products and services Capture untapped opportunities in emerging markets Lower level of international competition Strong need for localization to succeed Effective use of own assets Sizable in the short/ mid-term Drive customer base stickiness Key principles Asset-light

Transforming from a telecom to a digital company Personalizing the user experience Customer-facing operations Product Development Process Culture Enabled by technology

FirstQ&A Structural Improvements Performance Transformation Portfolio and Asset Optimization Digital Leadership New Revenu Streams World Class Operations $ $ $ $

Digital leadership - Portfolio and asset optimization London, February 17, 2016 Chief Technology Officer Yogesh Malik

Digital technology leadership Technology Leadership Spearhead new architecture principles Unleash and own critical technologies Ensure execution

Relying on external vendors for innovation Sticking too much to classic industry standards Depending on system integrators for IT projects Not utilizing the data to the full extent ‘Own’ critical customer facing technologies Grow and foster own development capabilities Unleash the power of data to drive business decisions Traditional telco pitfalls Digital company Thinking differently in the new technology age

Separate data from the application logic Make data seamlessly accessible Fully elastic infrastructure Transaction volume Demand for real-time Extensive use of data Spearheading new architecture principles Challenges Our architecture principles Infrastructure layer Application layer Data layer

Flexible OSS/BSS Stack Real-time data analytics User interfacing systems Retail Shop Call center web Launching global initiatives across technology layers Clean-sheet thinking about customer experience Foundation for contextually sensitive interactions IT stack enabling new products and services

Implementing OSS/BSS transformation on a global scale Open interfaces enabling new business partnerships Designed to bring IT costs substantially down by sun-setting the legacy Unprecedented scale of transformation across 11 countries Flexibility/configurability to enable new products and services

Group level OpCo level Moving from local to the next generation IT operating model IT strategy and integration activities are defined on a high level Local operating model Next generation IT operating model OpCo’s outsource substantial part of their IT to the Group shared service center on an SLA basis Runs part of IT as a shared service center Sets architectural priorities and timelines Runs development and operations out of shared service center Standalone IT systems in OpCo’s, relatively little coordination

Customer profiling Utilize our data assets Harnessing the power of data and analytics Network optimization Offer personalization

Majority of our regions have appointed new CTO leadership in 2015 HQ Technology team was completely revamped in 2014 and 2015 Hands-on, delivery-oriented team culture Instant innovation and close-knit cooperation between HQ and operating companies Facts Results achieved Ensuring execution by establishing strong technology talent

Emphasizing front-end application development Opening mobile App development centers Growing internal data science competence Ensuring execution by ramping up internal capabilities

Portfolio and asset optimization Next-generation operating model Portfolio and asset optimization On track with CAPEX efficiency Structural OPEX reduction

Pioneering the next-generation operating model Consolidating Network Operating Centers Raising efficiency by establishing service centers/hubs Partnering with key vendors toward a lean operating model NOC’s in planning Current NOC’s

On track with CAPEX efficiency despite macroeconomic headwinds What we achieved Clear NPV-based CAPEX framework applied across all OpCos Improved sourcing and strict spend discipline instilled with key vendors Streamline architecture to reduce the number of physical network elements What we are planning to do Maximizing traffic to 4G and minimizing 3G capacity Network sharing in key countries Full virtualization of core network elements and consolidation of Network Operating Centers

Ambitious infrastructure sharing plans Joint project with MegaFon to cover 10 Russian regions for more than 1,300 4G/LTE base stations Joint deal with MTS in Russia to share mobile spectrum in addition to infrastructure sharing agreement Network sharing negotiations in several countries SHARE

Taking tower monetization to the next level Tower monetization program is being deployed across the footprint, driven by an NPV-based approach Several formal processes have already started The industrial driver of tower transactions is the asset light strategy

Reducing structural OPEX in spite of growing traffic and increased number of sites Technical OPEX (USD billion) Examples of levers pulled: -20% Organic reduction FX change Renegotiation of site rental agreements (e.g. in Russia) Energy saving measures (e.g. Pakistan fuel rationalization) Maintenance cost renegotiations (e.g. field maintenance in Algeria)

Total site rental cost (RUB billion) Total number of sites (thousand) Avg. rental cost per site (RUB thousand) Measures taken: 7.0 6.8 Renegotiation of agreements New motivation program Tighter control over end-to-end site acquisition process +4% 31.7 34.1 17.2 17.8 +7% -3% Example Russia keeping site rental costs flat despite heavy inflationary trends 1

Fuel and refueling costs (PKR billion) Total number of sites (thousand) Reduced fuel consumption (million liters) Modernized equipment Lower power consumption Tighter fuel management Measures taken 2.1 +5% -30% 9.6 10.0 46 32 2 Example Pakistan reducing generator fuel costs despite increased number of sites 3.3 4.2 -21%

Maintenance costs (DZD billion) Total number of sites (thousand) Avg. maintenance cost per site (DZD thousand) 2G site dismantling Maintenance in-sourcing Leased line rationalization Measures taken 3.3 4.2 -21% -6% -16% 3 Example Algeria reducing maintenance costs

Performance transformation London, February 17, 2016 Chief Performance Officer Alexander Matuschka

To reinvent VimpelCom with substantially lower cost base Performance transformation aspirations Create the next-generation operating model Save and reinvest Drive 750 million cash improvement Create local champions and local ownership

Performance transformation – three core elements Russia Eurasia Italy Emerging Markets HQ Next-generation operating model Procurement Supply Chain

Next-generation operating model

Next-generation operating model Shared service centers Centers of excellence Managed services Lean HQ Simplification Digitalization Globalization Contact centers

From To Next-generation operating model 14 companies with separate operating models Amsterdam HQ administrative oversight Patchwork of local competencies & skills Next-generation operating model Lean HQ with strategy focus Global competencies and skills

From To Shared service centers Wide Range of non-standardized processes Almost no automation Fragmented operating model Standardized, consolidated global support processes Lean, automated processes Global operating model

From To Centers of excellence Local pockets of expertise Limited Knowledge sharing 0 Global centers of excellence Global expertise Agile replication of intelligence across the group >15 Global centers of excellence

From To Managed services Country-based Managed service solution Network Centric Operational model, obsolete tooling Multiple In-country Network Operation Centers Cross-border Managed service solutions Service oriented Operating model, Customer experience Consolidated Network Operation Centers

From To Contact centers No big data analytics Silo-view Non-standardized call centers One customer view In real time First contact resolution Standardized contact centers Customer service oriented

Procurement

From To Procurement Local Vendor strategy Vendors in control Through localised decisions Traditional approach Close to incumbents Global Vendor agreements VimpelCom in control Innovative approach We expect disruptive behaviour

From To Procurement >40% price difference across OpCos <5% Global purchasing 30% FOREX exposure Same price across OpCos >70% Global purchasing 10% FOREX exposure

From To Procurement Local Vendor relationship No Global price books Local vendor With local terms & conditions 26 Binding global relationship agreements 14 Global price books Global vendor model Best in class, compliant

Supply chain

From To Supply chain Budget-driven Ordering Manual Planning 40% Supplier deliveries on time Demand-driven ordering System-based Planning with harmonized master data 95% Supplier deliveries on time

From To Supply chain >150 warehouses >180 days stock 3 months updated Inventory level <50 warehouses <90 days stock Real time Inventory data

Why we will succeed

One project management One global PMO, satellite in each OpCo Every initiative based on a business case Every business case linked to P&L Every business case validated by 4 eye principle

Stringent governance Every OpCo reviewed monthly Every global initiative reviewed monthly Every local initiative reviewed monthly Reviews held locally & in person

One project management tool Every initiative is tracked in the tool Every initiative is linked to structural KPI’s Every initiative is linked to financial KPI’s Weekly progress updates Monthly reconciliation of impact with financial results

Implemented so far 150 full time employees managing program 1,200 transformation measures 1,700 trackable actions 330 measure owners

One big data mining tool

- Total no. of internal HC
- Ramp-downs
- Ramp-ups
- No. of layers
- Average job grade
- # of micro-teams
- Average span of control
- Average personnel costs/ internal HC
- Total # of external HC
- Ramp-downs
- Ramp-ups
- Profile of contract duration
- Average daily rate
- Customer care cost base
- Network maintenance cost base
- IT support cost base
- Span of control

- Sales cost base
- Network maintenance costs (mobile)
- Network maintenance costs (fixed)
- # of subcontractors (IT)
- #of subcontractors (NW maintenance)
- Total spend on subcontractors
- Outsourced call center costs (fixed)/ 3m active subscriber
- Outsourced call center costs (mobile)/ 3m active subscriber
- Claims collected value / Network Maintenance costs
- Claims collected value / IT Maintenance costs
- IT maintenance costs / 3 months active subscribers
- Total cost base
- HC-driven costs

- Non-HC-driven costs
- HC driven costs per internal HC
- Employee benefit per internal HC
- Employee training costs per internal HC
- Travel costs per internal HC
- Fleet costs per internal HC
- Cost of office supplies/ HC
- Cost of prof. services & consulting
- Cost of recruiting
- Cost of other G&A
- Internat./ domestic flight cost
- Internat./ domestic flight no.
- Booking in advance
- Triggered travel
- # of hotel nights
- # of flexible/ restricted tickets
- # of bus./eco./1st class tickets

- Hotel category ratio
- # of miles
- Red Book Opex HC/ non-HC driven
- Red Book Opex intensity HC/ non-HC driven
- Total # of sites
- Space
- Actual office utilization
- Desk sharing ratio
- m2 per employee
- m2 per per desk
- Call center peak utilization
- m2 per call center desk
- Average rent per m2
- Average FM + utilities cost/ per m2
- Real Estate Opex intensity
- Total Real Estate Opex

Structural KPI methodology From Desk sharing ratio 1.0 To Desk sharing ratio 1.4 -25% of space =

Structural KPI methodology Agile Lean Upgrade = From Micro-teams 3,300 Span of Control admin functions 9 To Micro-teams 300 Span of Control admin functions 6

New mode of operation From Advanced flights Booked time 3 days To Advanced flights Booked time 14 days = 25 % cost reduction

Structural improvements & targets 2016 London, February 17, 2016 Chief Financial Officer Andrew Davies

Group delivery on structural improvements (1/2) Deleverage – Key events January 2015 March 2015 August 2015 October 2015 RUB bond issue in Russia April 2014 Italy refinancing 1st round July 2014 Italy refinancing 2nd round May 2014 Tender offer on USD bonds Algeria transaction Italy tower sale Italy JV with subsequent deconsolidation of WIND Bond issue in Bangladesh December 2015 New Sberbank credit facility Italy refinancing 3rd round RUB bonds put options exercise CDB - RMB facility Capital structure optimization November 2015 RUB bond secondary offering

Group delivery on structural improvements (2/2) In 2014, USD 21 billion in total financing activities at group level were completed In 2015, we managed to further improve the capital structure profile, reducing gross debt and completing USD 5 billion in financing activities Leverage ratio is currently at 1.4x1 1 Net leverage ratio: Consolidated Net Debt/Underlying EBITDA 2 Excluding effect of cross-currency swaps Net Debt and Net Leverage Ratio1 Net Debt, USD million Net leverage Ratio o/w Italy USD 13.3 bln2

Progress on debt optimization Group gross debt (currency breakdown and evolution) Average cost: 6.3% Average cost: 7.3% 2014 (USD 26.4 billion) 2015 (USD 9.5 billion) Average cost: 7.1% 2014 excl. Italy, pro-forma (USD 12.9 billion) Run-rate interest savings ~USD 200 million Average interest cost ~USD 0.9 bln ~USD 0.7 bln

Liquidity analysis Group Cash breakdown by currency (December 31, 2015) Solid cash position, largely held in USD, and headroom of USD 4 billion Unused RCF headroom at the end 4Q15: VimpelCom - syndicate USD 1.8 billion PJSC VimpelCom - Sberbank RUB 15 billion (USD 0.2 billion ) Unused VF/CF headroom at the end 4Q15: VimpelCom - CDB/BoC USD 1.0 billion VimpelCom - CDB RMB 0.7 billion (USD 0.1 billion) Algeria - syndicate DZD 32 billion (USD 0.3 billion) Pakistan - syndicate PKR 20 billion (USD 0.2 billion) PJSC VimpelCom - Sberbank RUB 30 billion (USD 0.4 billion )

Capital structure and capital allocation priorities GTH refinancing Closing of Italy transaction Improving cash upstream Optimization of local debt structures Global capital allocation model Paving the way to return to a meaningful dividend policy Asset light strategy Create flexibility for reinvesting

1 2015 at constant 2014 currency; 2016E in line with guidance 2 2019E run-rate figure Expect to deliver >50% of USD 750 mln p.a. cash flow target in 2016 389 2015 D Underlying EBITDA 2015 D Capex 2016E D OCF (Underlying EBITDA – CAPEX) 2015 +318 2015/16E Transformation costs (33) 352 2015-2016E Operating Cash flow improvement1 (USD, million) (156) ~(250) 2016E 2015 2015 Transformation costs breakdown ~750 2016E ~100-200 Target2

2016 guidance

	Targets 2015		Actual 2015		Targets
Service Revenue[1]	Flat to low single digit decline YoY	✓	(0.2%)	→	**Flat to low single digit growth YoY**
EBITDA Margin[1]	Flat to minus one p.p. YoY	✓	40.8%	→	**Flat to +1 p.p.**
CAPEX / Revenue[1]	18-20%	✓	18.2%	→	**17-18%**
OCF margin[1] (EBITDA-CAPEX)/Revenue	*Not used as a target in 2015*		22.6%	→	**Flat to +2 p.p.**
Leverage[2]	~1.6x	✓	1.4x	→	**~2x**

[1] All targets except leverage calculated at constant currency. Targets for 2016 assume no major regulatory changes, no change to the asset portfolio and no major macro-economic changes; targets are also adjusted for Italy classified as asset held for sale; EBITDA Margin excludes exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions and related accounting and other one-off charges and transformation costs

[2] Leverage target 2016 on assumed FX for 2016 (all currencies, e.g. Ruble/Dollar of 70). See attachment for table with currency assumptions 2016; leverage target 2016 assumes closing of JV Italy as well as JV Pakistan

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Final Q&A Structural Improvements Performance Transformation Portfolio and Asset Optimization Digital Leadership New Revenu Streams World Class Operations $ $ $ $

Appendix

Reconciliation of EBITDA from reported to underlying USD mln, unaudited 4Q15 4Q14 FY15 FY14 EBITDA 793 1,074.44491588045 2,857 5,559.5024687311598 Transformation costs, of which 111.8 155.80000000000001 severance (restructuring) costs 31 31 other transformation costs at OpCo level 15.8 15.8 other transformation costs at HQ level 65 109 Expenses related to Uzbekistan investigation, of which 11 927 provision 900 legal costs 11 27 Other exceptional items in OpCos, of which -18 27 -13.5 38 Russia site rent capitalization -30 -30 Kazakhstan technical maintenance from CAPEX to OPEX 13 24 other 12 14 17 14 Settlement related to the 51% sale in Algeria 50 50 Deconsolidation of the CAR and Burundi in October 2014 -23 Total exceptional items 105 77 1,069 65 EBITDA underlying 897.45193716472988 1,151.44491588045 3,926.1151276359196 5,624.5024687311598

Kazakhstan: heightened competitive pressure Mobile service revenue decreased by 6% YoY, excluding MTR reductions Fixed-line service revenue growth of 22% YoY Beeline continues to gain EBITDA market share, despite intensifying competition Competitive environment expected to remain challenging throughout 2016 KZT BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile Fixed-line -9.1% YoY -3.1% YoY -2% YoY -15% YoY (underlying)1 -24.3% YoY 1 4Q15 EBITDA negatively impacted by a one-off of KZT 0.2 billion related to transformation costs 4Q14 EBITDA negatively impacted by a one-off of KZT 2.4 billion related to adjustment of technical maintenance of software from CAPEX to OPEX

Uzbekistan: good growth in mobile data Strong growth in mobile service revenue of 12% YoY driven by mobile data and VAS revenue Mobile data ARPU increased 30% YoY Rational competition from third and fourth entrants during the quarter Competition expected to increase in 2016, while new government tax measures related to customers and profit will substantially negatively impact EBITDA margin UZS BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile Fixed-line +11.6% YoY -6.4% YoY +20% YoY -21% YoY

Armenia: strengthened market position Growing customer and revenue market share in a declining market Mobile data revenue growth of 16% YoY driven by promotion of data bundles AMD BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile Fixed-line -10.3% YoY +8.6% YoY +30% YoY +34.1% YoY

Kyrgyzstan: remained clear market leader Remained clear market leader with leading NPS position due to high quality network and attractive value proposition Strong mobile data revenue growth of 19% YoY Customer base negatively impacted by increased migration due to Kyrgyzstan’s entry into the Eurasian Customs Union (EACU) EBITDA margin up 4 pp YoY supported by network cost optimization KGS BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) +6.8% YoY -1.1% YoY +15% YoY +26.5% YoY Mobile

Georgia: continued customer improvement Customer growth of 5% YoY due to attractive value proposition and improving churn NPS continues to improve Service revenue pressure mainly due to cancellation of asymmetrical MTRs and increased price competition Strong mobile data revenue growth of 50% YoY driven by 4G/LTE launch EBITDA margin decreased 6 pp YoY due to decline in voice revenues partially offset by cost efficiencies GEL MILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) +5.1% YoY -45.4% YoY +63.2% YoY Mobile Fixed-line -23.8% YoY

Tajikistan: outperformed a challenging market Environment remains challenging with increasing competition and currency headwinds Continued improvements in network quality Service revenue decreased 17% due to lower incoming international traffic due to fewer migrants living abroad EBITDA grew 36% YoY due to lower international and local interconnect costs USD MILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) -10% YoY +35.8% YoY -15% YoY -17.4% YoY Mobile

Reduced net debt offset by FOREX impact on EBITDA Net debt / EBITDA1 (September 30, 2015) Net debt / EBITDA1 (December 31, 2015) 1 Underlying EBITDA

Debt maturity schedule Group debt maturity schedule by currency1 As at 31 December 2015, in USD billion Group debt maturity schedule by Business Units 1 After effect of cross currency swaps   2016 2017 2018 2019 2020 2021 2022 >2022   USD 0.7 1.5 0.6 1.0 0.1 0.7 1.3 1.0 72% RUB 0.5 0.9 0.3 0.0 0.0 0.0 0.0 0.0 18% Other 0.4 0.2 0.2 0.2 0.0 0.0 0.0 0.0 10%

  Debt by entity As at 31 December 2015, USD million Outstanding debt (millions) Type of debt/lender Entity Bonds Loans RCF Vendor Financing Other Total VimpelCom Holdings B.V. 3,347 - - - - 3,347 VimpelCom Amsterdam B.V. - 1,000 - 638 - 1,638 PJSC VimpelCom 2,229 832 - 114 41 3,216 Pakistan Mobile Communications Limited 75 309 - - - 384 Banglalink Digital Communications Ltd. 300 85 - - 19 404 Omnium Telecom Algeria S.p.A. - 514 - - 0 514 KaR-Tel LLP   12       12 Others - 19 - 9 0 29 Total 5,952 2,771 - 761 60 9,544

4Q15 cash flow statement USD million   4Q15 4Q14 YoY EBITDA   793 1,074 (281) Changes in working capital and other   (62) 122 (184) Net interest paid   (120) (172) 52 Income tax paid   (126) (108) (18) Net operating cash flow from discontinued operations   422 482 (60) Net cash from operating activities   907 1,398 (491) Net investing cash flow from continued operations   (674) (580) (94) Net investing cash flow from discontinued operations   (275) (326) 51 Net cash used in investing activities   (949) (906) (43) Net financing cash flow from continued operations   (97) 368 (465) Net financing cash flow from discontinued operations   (3) (109) 106 Net cash flow from financing activities   (100) 259 (359) Net (decrease)/increase in cash and cash equivalents   (142) 752 (894)

2015 cash flow statement USD million   FY15 FY14 YoY EBITDA   2,857 5,560 (2,703) Changes in working capital and other   (324) 451 (775) Net interest paid   (758) (956) 198 Income tax paid   (671) (442) (229) Net operating cash flow from discontinued operations   929 666 263 Net cash from operating activities   2,033 5,279 (3,246) Net investing cash flow from continued operations   (2,494) (2,993) 499 Net investing cash flow from discontinued operations   (140) (984) 844 Net cash used in investing activities   (2,634) (3,977) 1,343 Net financing cash flow from continued operations   (732) 2,007 (2,739) Net financing cash flow from discontinued operations   (707) (678) (29) Net cash flow from financing activities   (1,439) 1,329 (2,768) Net (decrease)/increase in cash and cash equivalents   (2,040) 2,631 (4,671)

Source: National Banks of the respective countries, Company calculations FOREX development Rates of functional currency to USD Average rates Average rates Closing rates 4Q15 4Q14 YoY FY16 Targets FY15 FY14 YoY 4Q15 3Q15 QoQ Russian Ruble 65.943399999999997 47.424300000000002 0.39049812016202651 70 60.957900000000002 38.421700000000001 0.58654874719234185 72.8827 66.236699999999999 0.10033712428306363 Euro 0.91349999999999998 0.80089999999999995 0.1405918341865402 0.88 0.90129999999999999 0.754 0.19535809018567638 0.92100000000000004 0.89470000000000005 2.9% Algerian Dinar 106.807 85.111199999999997 0.25491122202483346 100 100.36799999999999 80.610600000000005 0.24509679868404388 107.1009 106.206 .8% Pakistan Rupee 104.94029999999999 101.8904 2.993314384868441 105 102.74939999999999 101.03440000000001 1.7% 104.73050000000001 104.46 .3% Bangladeshi Taka 78.463999999999999 77.515100000000004 1.2% 79 77.963499999999996 77.551900000000003 .5% 78.25 77.775000000000006 .6% Ukrainian Hryvnia 22.8491 14.4336 0.58304927391641725 25 21.829000000000001 11.9095 0.83290650321172188 24.000699999999998 21.5275 0.11488561142724416 Kazakh Tenge 300.4357 181.38509999999999 0.65634167304811697 350 222.25149999999999 179.11600000000001 0.24082438196476014 339.47 270.39999999999998 0.25543639053254458 Uzbekistan Som 2,712.389 2,393.4913999999999 0.13308905141668784 2,840 2,568.7064 2,311.4944999999998 0.11127515120628678 2,809.98 2,621 7.2% Armenian Dram 478.50200000000001 430.63839999999999 0.11114568510379014 480 477.81700000000001 415.74959999999999 0.14929034207128528 483.75 473.71 2.1% Kyrgyz Som 72.254000000000005 56.988100000000003 0.26787873257750305 70 64.479699999999994 53.662799999999997 0.2015716660330806 75.899299999999997 68.835899999999995 0.1026121544136127 Georgian Lari 2.3978999999999999 1.8059000000000001 0.32781438617863662 2.25 2.2702 1.7659 0.28557675972591878 2.3948999999999998 2.3816000000000002 .6%

Reconciliation of EBITDA

USD mln	4Q15	4Q14	FY15	FY14
Unaudited				
EBITDA	**793**	**1,074**	**2,857**	**5,560**
Depreciation	(363)	(421)	(1,550)	(1,996)
Amortization	(129)	(131)	(517)	(647)
Impairment loss	(136)	(1,037)	(245)	(976)
Loss on disposals of non-current assets	(16)	(21)	(38)	(68)
EBIT	**148**	**(536)**	**506**	**1,873**
Financial Income and Expenses	(184)	(114)	(777)	(1,025)
- including finance income	17	4	52	52
- including finance costs	(201)	(225)	(829)	(1,077)
Net foreign exchange (loss)/gain and others	(64)	(282)	(343)	(472)
- including Other non-operating (losses)/gains	(12)	145	(43)	122
- including Shares of loss of associates and joint ventures accounted for using the equity method	1	4	14	(38)
- including Net foreign exchange gain	(54)	(325)	(314)	(556)
EBT	**(100)**	**(933)**	**(613)**	**375**
Income tax expense	90	34	238	599
Profit/ (loss) from discontinued operations	252	(90)	263	(679)
Profit/(loss) for the year	62	(1,057)	(589)	(903)
Profit/(loss) for the year attributable to non-controlling interest	41	(166)	103	(256)
Profit for the year attributable to the owners of the parent	**21**	**(890)**	**(691)**	**(647)**

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Reconciliation of consolidated net debt Reconciliation of consolidated net debt USD mln 31 December 2015 30 September 2015 31 December 2014 Net debt 5,495.8874754728713 5,436.8543762368845 19,992 Cash and cash equivalents 3,614.2931322945401 3,930.36060463581 6,342 Long - term and short-term deposits 433.51783926876601 374.98201830988836 109 Gross debt 9,543.6984470361767 9,742.1969991825827 26,443 Interest accrued related to financial liabilities 180 127 410 Fair value adjustment 0 0 29 Other unamortised adjustments to financial liabilities (fees, discounts etc.) 60.422165979586772 58.036737197080015 -,106 Derivatives not designated as hedges 2.0000089406967163E-8 3 259 Derivatives designated as hedges 4.5616065391220202 2 89 Total other financial liabilities 9,787.9288540569996 9,932.250019368199 27,124